Exhibit 99.1

Sapiens to Present at the 20th Annual Needham Growth

Conference in New York

Holon, Israel – December 27, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that the company will present at the 20th annual Needham Growth Conference, to be held at Lotte New York Palace Hotel in New York City on January 17-18, 2018.

Sapiens CFO Roni Giladi and CMO and Head of Corporate Communications Yaffa Cohen-Ifrah will present on Wednesday, January 17 at 2:50 p.m. (EST). Sapiens’ senior management will be available for one-on-one, or group meetings with investors throughout the conference.

For more information about the conference, or to schedule a meeting with Sapiens' management, please contact your Needham representative directly, or send an email to conferences@needhamco.com.

About the 20th Annual Needham Growth Conference

The 20th Annual Needham Growth Conference (NGC) provides institutional, private equity and venture capital investors with access to over 320 growth companies from a broad range of industries including communications and enterprise infrastructure; healthcare; industrial technology; Internet, entertainment and consumer; semi-conductors and semi-conductor equipment; and software and services. The two-day conference features public and private company presentations, Q&A sessions and 1-on-1 meetings for qualified institutional, private equity and venture capital investors. 1-on-1 meetings will be scheduled throughout the day based on company availability and investor interest. This conference is by invitation only. Please contact your Needham salesperson for registration details.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com